Exhibit 12.1

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)

			Years Ended
	Three Months Ended March 31, 2006	Twelve Months Ended March 31, 2006	2005	2004	2003	2002	2001
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 152	$ 722	$ 754	$ 929	$ 875	$ 1,248	$ 700
Fixed charges included in the determination of net income	81	340	333	258	309	301	309
Total earnings, as defined	$ 233	$ 1,062	$ 1,087	$1,187	$ 1,184	$ 1,549	$ 1,009

Fixed charges, as defined:
Interest charges	$ 80	$ 336	$ 329	$ 256	$ 318	$ 308	$ 319
Rental interest factor	3	10	10	9	10	10	10
Total fixed charges, as defined	$ 83	$ 346	$ 339	$ 265	$ 328	$ 318	$ 329

Ratio of Earnings to Fixed Charges	2.81	3.07	3.21	4.48	3.61	4.87	3.07